File Number: ~~82-4991~~ 082-03023

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175



May 13, 2010

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

Gentlemen:

Enclosed is information, which ***Golden Hope Mines Limited*** has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Letter to shareholders dated May 11, 2010.

(b) Information circular in connection with the annual and special meeting of shareholders to be held June 3, 2010.

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary



5/19

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

4 King Street West, Ste. 1320
Toronto, ON M5H 1B6

Tel: (416) 363-1240
Fax: (416) 864-0175

May 11, 2010

TO THE SHAREHOLDERS

2010 promises to be a very exciting year for Golden Hope Mines Limited and all of its shareholders. The company recently announced the closing of a first tranche of approximately $1, 900,000 private placement. This money will be used to aggressively drill and expand the known mineralized zones at the Bellechasse-Timmins area as well as to further explore two other highly prospective zones within the same mineralized belt. In fact, the first phase of an approximate 2000m drill campaign which has already begun has been expanded to include an additional 2000m.

The company and its entire team are very excited about the most recent developments with respect to the completion of surface bulk sampling indicating that the average grade substantially increases with sample size. The company is also highly encouraged by the geo chemical indications which suggests much further potential. The recent staking rush in the Bellechassse/Beaucce area of Quebec are a further indication that Golden Hope Mines was correct in its assessment that the entire region holds much potential for multiple mineralized deposits.

The 100% owned Bellechasse property is located south east of Quebec City within the northern part of the Appalachian range of mountains. The property consists of approximately 500 claims totaling 25,000ha (61,776 acres). It covers over 85% of a known mineralized belt. The Quebec property covers an area of continental collision in which transform faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt. Widespread gold mineralization has historically been found between Bellechasse and west of the Chaudière River.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. A detailed examination including mapping, sampling and diamond drilling is underway.


Legend
Devonian
Calcareous Sediments
Ordovician
Gabbro, Diorite
Magog Group : Siltstone, Mudstone, Shale, Sandstone
St. Daniel (mélange)
Cambrian
Rosaire (paraschist)
Caldwell Group
Alkali Basalts
Arkose, Mudstone
Serpentinite
Serpentinized Ultramafic Rocks
Paragneiss
Fault
Golden Hope Mines Claims
Pending Claims
Claims Held by Others
Gold showing / deposit
Zn-Au-Cu-Ag showing / deposit
Ni-Zn-Cu-Au showing / deposit
Pt showing
Geochemical Anomaly
Towns
Golden Hope Mines Limited
Bellechasse Project
Regional Geology and Property Map
Talon Ste. Lucie
Eastern Metals
St. Luc Est
St. Luc
Lavals Mountain
Timmins / Ascot
FSG Anomaly
Moose CMT
Lafayette
Riviere des Plantes
Chute du Bras
Riviere du Cinq
MAINE
N
5160000N
Coordinates NAD 83 - Zone 19
0 kilometres 20
March 4, 2010

Claim map as of March 4, 2010

Background Information

Bellechasse-Timmins Gold Deposit

The Bellechasse-Timmins gold zone is hosted by an early diorite intrusive emplaced in Lower Palaeozoic sediments of southeastern Quebec. Gold was first confirmed in the Bellechasse area in 1950, and the Ascot and Timmins 1 zones were discovered at that time.

A third mineralized body was indicated by shallow diamond drilling in 1952 and referred to as the Timmins South Zone (now called Timmins 2). Due to thick overburden, trenching did not reach bedrock and the mineralized zone was not exposed. Little subsequent work was done until the current program began in the fall of 2006.

The Timmins 1, Timmins 2, and Ascot zones appear to be parts of one structural system. These three mineralized zones lie within an area measuring approximately 150 meters by 450 meters.

Management believes that, because of the geological setting, these mineralized zones show potential for significant continuity to depth (at least 1,000 meters). The deepest diamond drill hole at Timmins 1 reached 308 metres below surface and 225m at Timmins 2 and confirms vertical continuity of the mineralized system.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township was exposed by trenching in 1950 along a strike length of 210 metres where the overburden cover is less than two metres. Additional diamond drilling to identify possible extensions of the mineralised zone as well as for structure is planned.

Bellechasse-Timmins Gold deposit (Quebec):

Exploration program 2010:

In the past three years much has been achieved in defining and expanding the promising Bellechasse-Timmins gold prospects and identifying the geological environments in which that style of mineralization may be repeated elsewhere within the Company's property in the Bellechasse belt of southeastern Quebec.

Bellechasse-Timmins Gold Deposit Highlights:

2006: Large diameter down-hole hammer drilling yielded up to 12g/t Au; first results from the newly formed team.

2007: Diamond drilling and trenching on mineralization near the historic Timmins Zone identified a predicted Timmins 2 Zone. T2 is the structural twin of the original mineralized intrusive discovered in 1952. 40 metres of trench sampling was also completed on T1. Samples of ~80kgs for each metre of trench returned a continuous 3.8 g/t Au over 38m. These results confirm that with larger samples, grades increase substantially (almost 80% higher) when compared to the 2003 and 2004 diamond drill assays results.

Assays on T2 diamond drill core yields up to 7.5g/t Au over 6.45m.

2008: Extensive diamond drilling program on T2 intrusive identified two distinct mineralized zones. The interpretation of the data significantly increased the size of the T2 mineralized structures and has allowed a much better understanding of the Timmins style mineralization. Result highlights include 8m of 3.48g/t Au. Large samples (200 to 300+ kg) will be crushed to ½ inch. Sub-samples will be taken to our warehouse for further crushing, splitting and 1kg samples sent for standard fire assays. Result highlights included 8m of 3.48 g/t Au..

Compilation of 50 years of data shows higher grade mineralized zones in Timmins 1 and 2 that appear to have horizontal and vertical continuity. They also demonstrate excellent potential for these zones to extend horizontally outside of current explored areas and to depth.

Extensive structural mapping of the Bellechasse belt has defined criteria to identify other 'Timmins type' mineralized zones. Three potential Timmins type intrusives have been identified in the Bellechasse belt by mapping and the completion of our 2008 structural interpretation. The limits of one target anomaly have been defined by a geochemical survey that rated the potential for gold mineralization at 4.5 out of 6. The two other target areas will be tested in a similar fashion in 2009.

Throughout the spring, summer and fall of 2008, an extensive exploration program was continued on the Bellechasse - Chaudière group of claims in Quebec.

The goals of the program were as follows:

- Define the extent of the mineralization on the Timmins 2 deposit below surface
- Map and explore at surface the multiple ultramafic targets staked in 2007 – 2008
- Select potential ultramafic and other regional targets for follow-up drill testing

In the spring of 2008, a regional structural and geophysical study was completed. The results are an important guide for the current exploration program.

A new drill program was announced on June 19th, 2008. The first phase was designed to further define the structure, continuity, and extent of mineralization at depth in the Timmins 2 gold-bearing zone.

The program continued throughout the summer as the drilling confirmed the continuity of structure and mineralization. Logging of the cores shows geology similar to Timmins 1 as well as multiple occurrences of visible gold from near surface to approximately 200 metres depth reached by the deepest holes.

Result highlights include:

- 8 meters 3.48 g/t Au average
- 4 meters of 3.42 g/t Au average
- 4 meters of 2.317 g/t Au average
- 2 meter of 2.26 g/t Au average

Hole BD 2008-92, the deepest hole drilled into the Timmins 2 zone, in addition to 4.35g/t in a six meter core section beginning at 130m returned 1.36 g/t Au over one meter of core at 300m demonstrating that mineralization is open at depth. More complete results are published in the table below as well as on our website. Cross sections of the Timmins 2 mineralized zones are also posted on our website.

The 2008 program allowed our technical team to better define the geology and structure of the Timmins gold deposit adjacent to previous positive drill results obtained during the 2007 diamond drilling program.

We now have two mineralized bodies: Timmins 1 which is the historical deposit found in 1952 and Timmins 2 which was uncovered by GNH in 2007 and partially defined by diamond drilling in 2008.

Both mineralized intrusives contain horizontal (flats) and vertical to steeply dipping auriferous quartz veins. Gold is present in small clusters of nuggets. Both in T1 and T2, the vertical to steeply veins, are traceable over significant distances (metres) and returned higher assay results. In the 2008 drill program, a vein system dipping southeast at approximately 70 degrees has been traced down-dip sub-parallel to the southeast intrusive contact with a sedimentary roof pendant.

During the 2008 program, GNH also completed a geochemical soil survey on a target with Timmins-style mineralization. The target received a 4.5 rating out of 6 and is drill ready.

Two additional areas favourable for hosting Timmins type deposits have been identified from the efforts of the past two years and warrant similar geochemical sampling with detailed follow-up investigations.

Results of 2008 Diamond Drill Program on Timmins II:

Hole No.	From (m)	To (m)	Interval (m)	Au Result (g/t)
BD2008-79	86	87	1.000	1.310
BD2008-80	122	123	1.000	1.465
BD2008-82	198.5	199.5	1.000	1.035
BD2008-83	130.0	131.0	1.000	1.989
BD2008-84	76.0	77.0	1.000	1.009
and	94.0	95.0	1.000	1.275
BD2008-86	41	45	4	3.418

including	42	43	1.000	8.539
and	60.0	61.0	1.000	1.778
BD2008-87	13.0	14.0	1.000	3.633
and	22.0	24.0	2.000	1.515
and	27.0	29.0	2.000	2.263
and	40.0	42.0	2.000	1.811
BD2008-88	20.0	22.0	2.000	1.028
and	46.0	50.0	4.000	2.317
including	46.0	47.0	1.000	6.746
and	63.0	64.0	1.000	6.727
BD2008-90	14.0	14.5	0.500	9.299
and	29.5	30.5	1.000	2.036
and	48.0	49.0	1.000	7.423
BD2008-92	132.0	140.0	8.000	3.477
including	138.0	139.0	1.000	8.891
and	182.0	185.0	3.000	1.301
and	187.0	188.0	1.000	1.105
and	204.0	205.0	1.000	1.263
and	210.0	211.0	1.000	2.576
and	300.0	301.0	1.000	1.367

GNH systematically reprocesses positive drill samples with total pulp metallic preparation in order to lessen the nugget effect.

May 2009: Release of Progress Report on the Timmins Gold Deposit. (Press release of May 20th 2009)

Highlights of report include:

- It is reasonable to expect the mineralized structures to extend beyond the economic limit of mining which, considering current costs and the price of gold, is estimated to be about 1,000 metres below surface
- Results of sampling diamond drill cores from Timmins 1 suggest an average grade in the order of 2 g/t. Bulk sampling in a 2007 trench returned an average of about 3.8 g/t and suggests the true gold content exceeds drill indicated values.
- The 'cores' of the mineralized zones suggest a tonnage potential of 18,700 tonnes per vertical metre and 30,000 tonnes per vertical meter if adjacent less intensely-mineralized material is included (18.7 to 28 million tonnes to a depth of 1000 meters).

The complete report is available on our website at www.goldenhopemines.com

On September 30, 2009, Golden Hope Mines announced a large scale bulk sample program on its wholly owned Bellechasse (Timmins) Gold property. A total of seven new trenches were blasted across portions of the T1 and T2 mineralized zones. The 2007 Rico trench was re-sampled as part of the current study. 84 bulk samples ranging from approximately 5 to 15 tonnes each were recovered. The majority of samples represented 2 meter advances across the strike of the mineralization: Several 3 metre samples were

collected where field conditions dictated. The trenches can be viewed on the company's web site at www.goldenhopemines.com/UserFiles/BC_min_zones.pdf.

A mobile crushing and screening plant set up on the property processed each individual bulk sample to 100% passing 50mm. All samples are archived on the property in a prepared area and each sample is marked and mapped to permit re-sampling if required.

Five ~20kg sub-samples were collected from each lot for further size reduction to ~95% passing 6mm. This product is riffled to yield two ~1 kg cuts for total pulp metallic treatment in a commercial assay laboratory.

In addition, 84 ~75kg to 100kg trench-bottom samples corresponding to the bulk samples were collected. Each of these was crushed to approximately 6mm and riffled to yield two ~1kg splits for total pulp metallic treatment.

On March 1, 2010, Golden Hope announced its bulk sample results on the T1 portion of the Bellechasse-Timmins mineralized zone.

The simple average of values for samples from within the mineralized portion of the T1 zone exposed at surface is approximately 3g Au/metric tonne (2.998) using a 0.5g/t cut-off. The mineralized area exposed at surface has a strike length of about 100 metres and a maximum width of approximately 48m.

The results from each of the trenches are presented in the table below;

Zone	Trench	Sample Number	From (m)	To (m)	Length (m)	Bulk Sample Results (g/ t Au)
T1	09A	09A #1	0	3	3	0.446
		09A #2	3	5	2	2.616
		09A #3	5	7	2	2.762
		09A #4	7	9	2	8.122
		09A #5	9	11	2	10.56
		09A #6	11	13	2	5.588
		09A #7	13	15	2	1.196
		09A #8	15	17	2	2.502
		09A #9	17	19	2	5.879
		09A #10	19	21	2	8.75
		09A #11	21	23	2	2.384
T1	09D	09D #1	0	3	3	0.418
		09D #2	3	5	2	0.415
		09D #3	5	7	2	0.477
		09D #4	7	9	2	0.548
		09D #5	9	11	2	6.923
		09D #6	11	13	2	2.074
		09D #7	13	16	3	1.231
T1	09D1	09D1 #1	0	2	2	1.622
		09D1 #2	2	4	2	1.074
T1	09D2	09D2 #1	0	2	2	11.98
		09D2 #2	2	4	2	3.578

		09D2 #3	4	6	2	2.735
		09D2 #4	6	8	2	0.307
		09D2 #5	8	10	2	0.127
		09D2 #6	10	12	2	0.181
		09D2 #7	12	14	2	0.426
		09D2 #8	14	16	2	0.084
		09D2 #9	16	18	2	0.145
		09D2 #10	18	20	2	0.312
		09D2 #11	20	22	2	0.607
		09D2 #12	22	24	2	0.357
		09D2 #13-14	24	28	2	0.962
		09D2 #15	28	30	2	0.083
T1	09E	09E #1	2	4	2	0.025
		09E #2	4	6	2	0.174
		09E #3	6	8	2	0.594
		09E #4	8	10	2	0.722
		09E #5	10	12	2	3.057
		09E #6	12	14	2	1.664
T1	09F	09F #1	0	2	2	0.387
		09F #2	2	4	2	0.996
		09F #3	4	6	2	1.344
T1	09G	09G #1	2	4	2	0.426
		09G #2	4	6	2	0.774
		09G #3	6	8	2	0.531
		09G #4	8	10	2	0.309

These results help to define the limits of mineralization at surface and give valuable information to assist in the correlation of gold values from existing diamond drilling and down-hole hammer work.

The Company and its geological team are encouraged by this information which supports earlier work and historical results suggesting reliability of grade estimators improves with sample size.

The T1 mineralized zone has been intersected 300m below surface where diamond drilling shows brecciation of the diorite, frequency of quartz veining, and gold distribution similar to that observed at surface and in shallower diamond drill intersections.

Brecciation is confined to the competent intrusive rocks. Mineralization does not extend appreciably into the host sediments. Exposure of the mineralized diorite of the T1 zone at surface is limited by intruded sediments both to the southwest and to the northeast. Geological and geochemical data suggest mineralization within the diorite extends beneath the sediments in both directions.

Parallel mineralized zones that lie to the southeast have been traced for more than 300 metres along strike and are open in both directions, suggesting a similar strike potential for the T1 zone.

Additional data are posted on the Company website at www.goldenhopemines.com.

The company also completed a large scale geochemical survey on the extensions to Timmins 1, Timmins 2, Ascot and the 88 zone. The company completed collection of soil samples in a program of soil gas hydrocarbon geochemistry designed to test for extensions of the known gold-bearing zones of the Bellechasse-Timmins) Gold deposit.

The surveys cover areas on strike of the known mineralization (T1, T2, and Ascot) and also tests for parallel zones to the north and to the south. The soil gas hydrocarbon technique can detect mineralization to depths in excess of 200 metres below surface through glacial overburden or bedrock, or a combination of both. The geochemical survey tested areas on strike of the known T1 and T2 mineralized zones for 250 metres to the northeast and 250 metres to the southwest. The third area investigated lies to the north and northeast of the Ascot vein, and the fourth about 500m south-southeast of T1.

All four areas returned good to strong gold indicator responses. Four anomalies suggest extension of zones known from stripping and diamond drilling. An additional 8 to 10 anomalies require further investigation. These include five in previously unexplored ground that indicate possible mineralized structures parallel to the T1 and T2 zones.

Golden Hope Mines Limited then completed collecting soil samples in the second phase of a soil gas hydrocarbon survey adjacent to the Belllechasse-Timmins gold prospect. The sampling filled in between the original four test areas and gives partial coverage over the known mineralized zones where soil had not been removed. Results from both the fill-in soil sampling and the snow sampling were reported on March 04, 2010.

A composite interpretation of data from all three surveys has been prepared and is posted on the Company website at www.goldenhopemines.com.

Initial interpretation of these data suggest fifteen or more areas showing anomalous gold indicator responses that warrant additional exploration. Some of these anomalies overlie the expected extensions of known gold mineralization and others suggest previously unknown auriferous structures may be present.

Recent compilation and reinterpretation of existing diamond drilling data indicate frequent repetition of parallel zones of brecciation and quartz veining in the diorite intrusives for at least 500 metres across strike to the southeast of the T1 zone. Geochemical results from extensions of the sampling grid north of the St-Joseph road suggest the possibility of similar parallel structures north and northeast of the T1 and Ascot zones in ground not yet explored by the Company.

The results of this Geochemical survey revealed the potential for both on strike extensions of the known mineralized zone as well as 7 or more potential sub-parallel zones over a 600m width. The soil sampling area can be viewed in detail on the Company's website at www.goldenhopemines.com.

Map of mineralized zones on Timmins 1 and 2



Ascot Vein

In 2007, a total of 68 preliminary samples were collected from seven trenches across the Ascot vein, which is part of the large Timmins gold deposit (see accompanying maps). Sample weights ranged from approximately seven to 37 kg, for a total of 1,473 kg. Each sample was crushed, quartered, and four cuts of one kg each were sent for standard fire assay at Eastern Analytical Limited of Springdale, Newfoundland.

Individual assays ranged from 0 to 34 g/t, while the weighted average gold content for those of the 68 samples taken from within the vein range from mineralized background (more than 150 ppb) to a maximum of 4.38 g/t.

Ultramafics:

The relation between the placer gold deposits of the Chaudiere River and tributaries with ultrabasic rocks is under investigation in the course of exploring these intrusives for base and precious metals.

Following the prompt completion of drilling on the Timmins zones, the equipment was moved to test several other key and highly promising ultramafic targets in the Bellechasse-Chaudière property. Since 2007, a large number of claims have been staked and acquired to cover the ultramafics.

Field work on the ten ultramafic targets is ongoing at the known mineral showings within the claims and will extend along the observed/interpreted contacts, with special attention to areas of structural disturbance that may provide favourable conditions for mineral accumulation. Historical data together with results of an extensive geophysical and structural study have defined priority drill targets.

Ultramafic rocks are generally enriched in copper, nickel, cobalt, gold, silver, and platinum group metals. Under favourable conditions, alteration of ultramafic rocks to serpentinites is accompanied by release of water, silica, and carbonates that can collect, transport, and re-deposit these metals.

Our experience with mineralization associated with serpentinites led the Company to investigate several in the Bellechasse–Chaudière area. Early results indicate that the geochemical processes that have resulted in development of cobalt and nickel deposits, for example those at Bou Azzer, Morocco, were active in south-eastern Quebec, as indicated by the Eastern Metals copper and nickel bodies near St Fabien, Quebec.

The association of gold with serpentinized rocks was observed at Bou Azzer in extensive, but not particularly obvious silicification of both the wall rocks and, to a lesser extent, of the ultrabasic bodies themselves.
Justification for this part of the exploration program lies in the gold mineralization observed along the contacts of the serpentinites. The Company has an estimated 100+ kilometers of serpentinite contact to explore.

Fall 2007: Golden Hope staked approximately 600 claims on a series of ultramafic intrusives adjacent and along strike from the Bellechasse belt. Objective: explore these for classic Cu, Co, Ni, PGM and secondary Au combination deposits. Gold derived from the Ultrabasics could be the source of the well known Beauce Placer deposits. These alluvial deposits were mined from the early 1800's into1950's.

2008: Acquires Chute de Bras claims and Rivière des Plante. Mapping and sampling of the smaller ultramafic intrusives and Chute de Bras was completed with over 800 rock samples taken. A portion of the Chute de Bras prospect was mapped in detail.

Two diamond drill holes were completed on Rivière des Plante. One DDH tested a ground IP anomaly identified by the previous exploration program completed by Messers Venditelli and Gartner. The second drill hole confirmed an area of significant silicification reported in diamond drill logs dating from the 1950s. These drill holes did not contain economic mineralization. The core intersected several previously undocumented geological environments that can potentially host gold.

2009 Exploration Program: Mapping, bedrock and geochemical sampling were started over interesting sections of the ultramafic intrusions to identify drilling targets.

Rivière des Plante:
The 2009 program began in May and included mapping and sampling.

Chute du Bras:
A more complete mapping of the very large Chute de Bras ultrabasic was completed in the fall of 2009. The 2009 mapping discovered the L.G. Gold occurrence which is located 4km to the east of the Chute du Bras showing. The western limit of the Chute du Bras area is the Riviere Cinq. The L.G. and the Riviere Cinq area will be investigated in 2010 exploration season by geophysics, geochemical surveys and detailed geological mapping. Results of the investigation will possibly lead to drill targets.

FSG-Coucou: VMS type target
This large base metal sulphide target (3.5 km long) was investigated by 8 diamond drill holes in late 2007. Assay results were not encouraging. A 2008 regional geophysical study identified a more favorable area

close to the area drilled as being highly prospective. This geophysical target area has undergone extensive geochemical soil sampling. On October 28, 2009, Golden Hope Mines announced that the Geochemical Analysis confirmed the new target for both Gold and Base Metals. The results were extremely encouraging and copies of the reports are posted on the Golden Hope Mines website at www.goldenhopemines.com. The new target is now being referred to as the FSG Target. Golden Hope Mines expects to further explore this anomaly in 2010 through continued stripping and sampling where possible and by diamond drilling.

St Bejamin: The St-Benjamin area potentially holds the source of the Gilbert River - Famine River Gold placers. Structural and geophysical data indicate areas of interest that will be further tested by geophysical and geochemical surveys.

Other Potential Areas of Intererest: The Moose Cliff, Talon, St-Luc West (Roux) will be explored further by geophysics and geochemical survey and drilling targets will be defined and tested for mineralization.

Qualified Persons

Mr. James Tilsley P. Eng is an independent Qualified Person under the standards set forth by National Instrument 43-101, and the Company's designated Qualified Person for the purposes of mineral exploration.

Capital Resources

Financings

On June 6, 2008 GNH raised $430,000 through the issuance of 2,150,000 flow through shares at a price of 20 cents per share. On July 11, 2008 it raised $640,000 through the issuance of 3,764,706 flow through shares at a price of 17 cents per share.

On December 15, 2008 the Company completed a private placement by issuing 7,142,856 flow-through common shares to two limited partnerships associated with MineralFields Group at a price of $0.07 per share, for gross proceeds of $500,000.

On May 6, 2009, the Company issued 4,285,714 flow-through common shares of a private placement at a price of $0.07 per share for $300,000.00

On July 03, 2009, the Company completed a private placement by issuing 600,000 flow through shares at $0.06 cents/share for net proceeds of $36,000.00 and 1,016,000 shares at $0.06 for net proceeds of $60,960.00.

On October 23, 2009, the Company announced the completion of a non-brokered private placement of $313,320 by issuing 4,476,000 units of the Company ("Units") at a price of $0.07 per Unit. Each Unit is comprised of one common share of the Company and one-half (1/2) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one common share of the Company at a price of $0.12 per share for a period of 24 months.

On December 18, 2009 the Company announced the completion of a non-brokered private placement of $984,200 by issuing 8,201,666 units of the Company ("units") at a price of $0.12 per Unit. Each Unit is comprised of one common share of the Company and one –half (½) of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is exercisable into one common share of the Company at a price of $0.15 per share for a period of 24 months.

On May 6, 2010, the Company announced the completion of the first tranche of a non-brokered private placement, of 10,584,276 units of the Company (each a "Unit") at a price of $0.18 per Unit for gross proceeds of $1,905,170.

Each Unit is comprised of one common share of the Company (each a "Common Share") and one Common Share purchase warrant (each a "Warrant"). Each Warrant is exercisable into one Common Share at a price of $0.25 per share for a period of 24 months.

Under applicable securities legislation and policies of the TSX Venture Exchange, the Common Shares and the Warrants are subject to a hold period expiring on September 7, 2010.

The company will look to add to its treasury through additional financing efforts so as to continue working on its exploration program.

The Company defines capital as shareholders' equity. The Company's objectives when managing capital are to:

- ensure sufficient liquidity to support its financial obligations and execute its operating and strategic plans;
- maintain financial capacity and access to capital to support future development of the business while taking into consideration current and future industry, market and economic risks and conditions; and
- utilize short term funding sources to manage its working capital requirements.

The Company has no externally imposed restrictions on capital.

During 2008, the Company received $420,490.00 of incentive payments from the Quebec Government related to the 2007 exploration campaign.

In 2009 the Company has received $429,620.00 of incentive payments from the Quebec Government related to the exploration program.

During the year ended December 31, 2007, 2,630,000 options were exercised to purchase common shares at a price of $0.15 per share for $394,500 cash, 400,000 options were exercised to purchase common shares at a price of $0.20 per share for $80,000 cash an additional 50,000 options were exercised to purchase common shares at a price of $0.35 per share for $17,500 cash and 1,452,800 warrants were exercised to purchase common shares at a price of $0.20 per share for $290,560 cash.

On February 22, 2008, 40,000 options were exercised by a Director to purchase common shares at a price of $0.15 per share for $6,000 cash.

As at December 31, 2009 the Company's cash, cash equivalents and short-term investments were $685,628.

On February 18th 2009, Golden Hope announced the appointment of William C. Needham to its Board of Directors. Mr. Needham is Managing Director of ALCO, LLC, a corporate advisor to several developing companies. Over the years, Mr. Needham has served as an independent director to a number of public and private companies. He has served on both audit and compensation committees. Mr. Needham spent 12 years at the investment-banking firm of Oppenheimer & Co., where he held numerous positions, including directing functions of the back office, the syndicate department, and as a registered broker, managing accounts of institutional and high-net-worth individuals and as a specialist in the firm's corporate leveraged buy-out business.

Mr. Needham holds a BA degree from Wesleyan University, Middletown, Connecticut. Under an AIESEC Fellowship in international banking, he worked in England and Norway with Privatbanken A/S. The Board has granted incentive stock options to Mr. Needham to purchase 525,000 common shares of Golden Hope at a price of $0.12 per share for a period of three years ending February 17, 2012. Mr. Needham replaced Andre Douchane, who has stepped down from the board. Mr. Douchane had notified the president of Golden Hope Mines that he could no longer serve as a Director of the company due to his increased responsibilities and commitments with the other companies and boards that he serves on.

On August, 2009 the company announced the resignations of both Peter H. Smith and Gilles Dubuc as Directors. Mr. Smith notified the president of Golden Hope Mines that he could no longer serve on the Board due to his increased responsibilities with his own junior exploration company as well as his other commitments. Mr. Dubuc notified the president of Golden Hope Mines that he could no longer serve on the Board due to health reasons.

On August 26, 2009 the company announced that Frank Candido would replace Louis Hoel as President. Mr. Hoel will continue to serve as a Director on the Company's Board of Directors.

We look forward a productive exploration season and are excited about our near term prospects. For further information regarding the company, please contact Frank Candido, President at 514-750-8218 or visit our web site at www.goldenhopemines.com.

By Order of the Board

"Frank Candido"

Frank Candido

President, Director

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the ANNUAL AND SPECIAL MEETING of shareholders of GOLDEN HOPE MINES LIMITED ("the Company") will be held on JUNE 3, 2010, at 2:00 p.m. (Toronto time) at the BOARD OF TRADE, ONE FIRST CANADIAN PLACE, TORONTO, ONTARIO, for the following purposes:

(a) to receive and consider the financial statements of the Company for the fiscal year ended December 31, 2009 together with the report of the auditors thereon:

b) to appoint auditors for the current fiscal year of the Company and authorize the directors to fix their remuneration;

c) to elect directors for the Company;

d) to consider and if deemed advisable, approve and confirm a resolution authorizing the Board of Directors of the Company to fix the number of directors from time to time within the minimum and maximum number of directors as provided in the Company's Articles of Incorporation and subsequent amendments, as it considers appropriate;

e) to consider and if deemed advisable, approve and confirm a resolution repealing the existing Stock Option Plan enacted in 2003 and enacting the New Stock Option Plan in accordance with the policies of the TSX Venture Exchange; the text of which is set forth in Schedule "B" to the management information circular; and

f) to transact any other business that may properly come before the meeting and any adjournments thereof.

Shareholders who are unable to attend the meeting in person, are requested to date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

Dated at Toronto on April 27, 2010

On Behalf of the Board of Directors

"FRANK CANDIDO"
Frank Candido, President

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the Annual and Special Meeting of shareholders of **GOLDEN HOPE MINES LIMITED** (the "Company") to be held June 3, 2010, at 2:00 p.m. (Toronto time) at the BOARD OF TRADE, ONE FIRST CANADIAN PLACE, TORONTO, ONTARIO . Proxies will be solicited primarily by mail and may also be solicited by the directors and/or officers of the Company at nominal cost. The Company will bear the cost of solicitation of proxies.

ELECTION OF DIRECTORS

The board of directors have fixed the number of directors to be elected at the meeting at three (3). The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation	Director Since	No. of Voting Securities Owned, Controlled or Directed as at April 27, 2010 (2)
Frank Candido (1) President and Director Investment Advisor	September 27, 2007	1,089,546 common (2) (3)
William Needham (1) Director Investment Advisor	February 17, 2009	NIL common
Robert Stocks Director Solicitor	Proposed	111,500 common (2)

1. Member of audit committee.
2. The information as to voting shares beneficially owned, not being within the knowledge of the Company has been furnished by the respective nominees individually.
3. 408,967 of these shares are held by Optimus Asset Management Inc., a private company of which Mr. Candido holds a 1/3 interest.

The term of office of each director will be from the date of the meeting at which he is elected until the annual meeting next following, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED

IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2009, 2008 and 2007 in respect of the individuals who were, at April 27, 2010, the executive officers of the Company (the "Named Executive Officers"). Specific aspects of the compensation of the Named Executive Officers are dealt with in further detail in subsequent tables.

		Annual Compensation		**Annual Compensation**		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Option Granted (#)**	**All Other Compensation ($)**
Theodore H. Polisuk Chairman and Director	2007	0	0	$13,500 (1)	0	0
Louis Hoel President and Director	2009	$124,943	$15,700	$21,384 (2)	0	0
Louis Hoel President and Director	2008	$111,645 (2)	0	$34,500 (2)	0	0
Louis Hoel President and Director	2007	0	0	$163,600 (2)	1,380,000	0
Frank Candido President and Director	2009	0	$15,700	$96,000 (3)	0	0
Frank Candido President and Director	2008	0	0	$96,000 (3)	0	0
Frank Candido President and Director	2007	0	0	$88,000 (3)	980,000	0

(1) Mr. Theodore H. Polisuk is the sole director, officer and shareholder of 154327 Canada Inc. Mr. Theodore H. Polisuk was appointed Chairman of the Company March 29, 2007 and resigned as Chairman and a director of the Company on September 25, 2007.

(2) International Investors, an unincorporated business of which Mr. Louis Hoel is sole proprietor was paid $21,384 in respect of management services provided during the year ended December 31, 2009, was paid $34,500 in respect of management services provided during the year ended December 31, 2008 and was paid $163,600 in respect of management services provided during the year ended December 31,

2007. Mr. Louis Hoel was appointed President of the Company on March 29, 2007 and was terminated as President of the Company on August 26, 2009.

(3) 9132-8757 Quebec Inc., a private company of which Mr. Frank Candido is sole director, officer and shareholder was paid $96,000 in respect of management services provided during the year ended December 31, 2009, was paid $96,000 in respect of management services provided during the year ended December 31, 2008 and was paid $88,000 in respect of management services provided during the year ended December 31, 2007. Mr. Frank Candido was appointed Vice-President of the Company on September 27, 2007 and President of the Company on August 26, 2009.

Long-term Incentive Plan (LTIP) Awards

The Company currently has no Long Term Incentive Plans.

Other Compensation Matters

The Board of Directors of the Company as a whole determines the level of compensation in respect of the Company's senior executives. There were no long-term incentive awards made to the Named Executive Officers of the Company during the most recently completed financial year. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Company is indebted to the Company. In addition, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

Report on Executive Compensation

The Board of Directors has not established a compensation committee to determine the level of compensation in respect of the Company's senior executives. It is the responsibility of the Board of Directors as a whole to determine the level of compensation in respect of the Company's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Company's strategic objective of growth and enhancement of shareholder value through increases in stock price resulting from increases in reserves and production and enhanced annual cash flow.

Compensation for executive officers is composed primarily of two components: namely, base salary and performance bonuses. Performance bonuses are considered from time to time having regard to the above-referenced objectives.

The Board of Directors is also responsible for reviewing the Company's manpower and succession plan to ensure that adequate plans are in place.

Compensation of Directors

No compensation during the fiscal year ended December 31, 2009 was paid to directors pursuant to any other arrangement or in lieu of any standard arrrangement.

All reasonable expenses incurred by directors in respect of their duties are reimbursed by the Company.

Indebtedness of Directors and Officers

As of December 31, 2009, a loan receivable of $30,000 is due from Optimus Asset Management Inc., a company related to Frank Candido, the Vice President and a director of the company. The loan is non-interest bearing,unsecured and due on demand.

REPORT OF AUDITORS AND AUDITED FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2009, and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF HARRIS & COMPANY, LLP, LICENSED PUBLIC ACCOUNTANTS, 8920 WOODBINE AVENUE, SUITE 300, MARKHAM, ONTARIO, L3R 9W9 AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

FEES FOR AUDIT SERVICES RENDERED

During the fiscal year ended December 31, 2009, Harris & Company, Chartered Accountants, billed the Company $28,300 for audit fees. Harris & Company did not bill the Company any audit related, tax nor other fees as described in Multilateral Instrument 52-110.

FIXING NUMBER OF DIRECTORS

Shareholders will be asked to consider and if deemed advisable, approve and confirm a resolution authorizing the Board of Directors of the Company to fix the number of directors from time to time as it considers appropriate in accordance with By-law 4.03 of the Company. According to the Company's Articles of Incorporation, subsequently amended, a minimum of three directors is required and the Company can have a maximum of ten directors.

The board of directors recommends that shareholders vote FOR the approval of the resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE RESOLUTION FIXING NUMBER OF DIRECTORS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

STOCK OPTIONS

The board of directors of the Company passed a resolution on April 27, 2010 creating a new stock option plan (the "Plan"). The Plan is designed to encourage stock ownership by directors, officers, employees and service providers of the Company, who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional

incentive for significant performance by such persons and to enable the Company to attract and retain valued persons. The Plan is subject to shareholder approval and approval of the TSX Venture Exchange.

The current board of directos of the Company finds that the existing stock option plan is excessive, where 20% of the aggregate number of common shares may be reserved and set aside for issuance.

Under the existing plan there are presently outstanding to officers, directors and service providers options as follows:

Options Outstanding	Exercise Price	Exercisable on/or before
3,160,000	$0.35	September 30, 2010
350,000	0.12	May 19, 2011
525,000	0.12	February 17, 2012
4,035,000		

The aggregrate number of common shares which may be reserved and set aside for issuance to eligible persons under the Plan may not exceed 10% of the issued common shares of the Company.

The approval of the Plan constitutes shareholder approval of future stock options granted to directors, senior officers and/or their management companies provided same are authorized by the Plan. The Plan will not be instituted if its establishment is not confirmed by a majority of votes cast at the meeting. The text of the Plan is attached hereto as Schedule "B". A copy of the resolution approving the creating of the Plan is attached hereto as Schedule "C".

The terms of the Plan authorize the Board of Directors to grant stock option plans on the following terms:

1. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

2. The number of Shares which may be reserved for issuance under the Plan and under all the Company's other previously established or proposed share compensation arrangements to any one Optionee within a one year period shall not exceed 5% of the outstanding issue of Shares.

3. The options can only be excercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or wihin a period of not more that 10 days after ceasing to be an eligible optionee or, if the optionee dies, within 90 days from the date of the optionee's death.

4. Options issued to Consultants engaged in Investor Relations Activities must vest in stages over a period of 12 months with no more than ¼ of the Options vesting in any three month period.

5. On the occurrence of a takeover bid, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the Plan may be inspected at the head office of the Company, 4 King Street West, Suite 1320, Toronto, ON M5H 1B6 during normal business hours and at the Meeting. In addition, a copy of

the plan will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Notice of options granted under the Plan must be given to the TSX Venture Exchange on a monthly basis. Any amendments to the Plan must also be approved by the TSX Venture Exchange and, if necessary, by the shareholders of the Company prior to becoming effective. Existing incentive stock options are not affected by the vote at this meeting with respect to the Plan.

The board of directors recommends that shareholders vote FOR the approval of the resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE RESOLUTION OF THE OPTION PLAN, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

WARRANTS

There are presently outstanding warrants to acquire common shares as follows:

Warrants Outstanding	Exercise Price	Exercisable on/or before
2,142,857	$0.25	May 6, 2010
	0.50	May 6, 2011
446,033	0.12	July 3, 2011
2,238,000	0.12	October 23, 2011
4,000,834	0.15	December 18, 2011
8,827,724		

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

THE MANAGEMENT KNOWS OF NO MATTERS TO COME BEFORE THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy and in either case, depositing the completed proxy with the Company at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his

attorney duly authorized in writing or, if the shareholder is a company by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the head office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked. A shareholder attending the meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materals") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a nonregistered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Material to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.**

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

EXERCISE OF DISCRETION BY PROXIES

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED, WILL BE VOTED IN ACCORDANCE WITH THE CHOICE SO SPECIFIED IN THE PROXY. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AUTHORIZING THE BOARD OF DIRECTORS OF THE COMPANY TO FIX THE NUMBER OF DIRECTORS FROM TIME TO TIME AS IT CONSIDERS APPROPRIATE AND REPEALING THE EXISTING STOCK OPTION PLAN ENACTED IN 2003 AND ENACTING THE NEW STOCK OPTION PLAN IN ACCORDANCE WITH THE POLICIES OF THE TSX VENTURE EXCHANGE AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. AT THE TIME OF PRINTING OF THIS CIRCULAR, THE MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

AUDIT COMMITTEE CHARTER

Multilateral Instrument 52-110 (the "Instrument") relating to the composition and function of audit committees was implemented for Alberta reporting companies effective March 30, 2004 and, accordingly, applies to every TSX Venture Exchange listed company, including the Company. The Instrument requires all affected issuers to have a written Audit Committee Charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Company wherein management solicits proxies from the shareholders of the Company for the purpose of electing directors to the Board. This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the directors nor audit committee to alter or vary procedures to comply more fully with the Instrument, as amended from time to time. A copy of the Audit Committee Charter is attached hereto as Schedule "D".

VOTING OF SHARES

Persons registered on the books of the Company at the close of business on April 27, 2010, (the "record date") and persons who are transferees of any shares acquired after the record date and who have produced properly endorsed certificates evidencing such shares or who otherwise have established ownership thereof and demand, not later than 10 days before the ANNUAL AND SPECIAL MEETING,

that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

At the date of this information circular, the Company has outstanding 82,522,583 common shares of its capital stock, each of which carries one vote. So far as the directors and officers of the Company are aware, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying in excess of 10% of the voting rights attached to the common shares of the Company are those set out below:

NAME & ADDRESS	NO. & CLASS OF SHARES	PERCENTAGE OF CLASS
CDS & CO. (a) Toronto, Ontario	72,312,642 common	87,63%

(a) The beneficial owners of these shares is unknown to the Company.

CORPORATE GOVERNANCE

The Company's Board of Directors has ultimate responsibility for the management of the Company. The Board of Directors discharges its responsibilities directly and through its Audit Committee. The Board of Directors meet at least two times per year with additional meetings being held as required.

The Company is a small corporation with Frank Candido, the President, and only three directors. Responsibility for the day-to-day management of the Company is undertaken by the President who also undertakes primary responsibility for effective communication between Company, its shareholders and the public. Shareholders communication, particularly financial communication, is reviewed by the Company's Board of Directors which also meets with the Company's auditor prior to the completion of the annual audit. Having regard to the size of the board and the amount of time required to administer the business and affairs of the Company most corporate governance activities and issues are dealt with by the full board.

A majority of the directors of the Company are unrelated within the meaning of the guidelines published by the Toronto Stock Exchange. The Board members who would be considered related would be Frank Candido, the President.

Mr. Candido has played an extensive role in the restructuring and recapitalization of the Company through his numerous contacts in the financial industry, both with institutional investors and high net worth individuals. Mr. Candido is a graduate of Concordia University and McGill University. He has successfully completed his CSC (Canadian Securities Course) and his Series 3 (United States) as a registered Commodity Trading Advisor (CTA).

None of the remaining directors are employed by the Company, have material consulting contracts with the Company or receive remuneration from the Company. The Board has not appointed a committee responsible for the appointment/assessment of directors. Any changes to the composition of the Board of Directors are discussed and determined by the full board in conjunction with the President.

In the past, the Company has made available, at the Company's expense, outside legal advisors to the directors of the Company on an "as needed" basis. The outside two current directors of the Company fully qualified to discharge their functions as outside directors.

William Needham is Managing Director of ALCO, LLC, a corporate advisor to several developing companies. Mr. Needham spent 12 years at the investment-banking firm of Oppenheimer & Co., where he held numerous positions, including directing functions of the back office, the syndicate department, and as a registered broker, managing accounts of institutional and high-net-worth individuals and as a specialist in the firm's corporate leveraged buy-out business.

Based upon this and on the size and simplicity of the Company's operations, the Company has not implemented at this time all of the formal corporate governance guidelines establised by the Toronto Stock Exchange. The Board has under advisement the review of a strategic planning process and development of policies in this regard.

The undersigned hereby certifies that the contents and the sending of this information circular have been approved by the directors of the Company.

"FRANK CANDIDO"
Frank Candido, President

April 27, 2010

SCHEDULE "A"

RESOLUTION OF SHAREHOLDERS OF GOLDEN HOPE MINES LIMITED
(The "Company")

Fixing number of Directors

BE IT RESOLVED THAT:

1. The Board of Directors of the Company are authorized to fix the number of directors from time to time as it considers appropriate in accordance with By-law 4.03 of the Company and within the minimum and maximum number of directors as provided for in the Company's Articles of Incorporation and subsequent amendments.

2. Any one director or officer of the Company be and he is hereby authorized and directed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts and things, as in opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of the foregoing resolution.

SCHEDULE "B"

GOLDEN HOPE MINES LIMITED
(the "Company")

STOCK OPTION PLAN

1. PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for Directors, Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries, to be known as the "GOLDEN HOPE MINES LIMITED Stock Option Plan" (the "Plan") or such other name as may be approved from time to time by the Board of Directors of the Company. The purpose of the Plan is to give to Directors, Employees and Consultants, as additional compensation the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as an incentive and determined by the Board of Directors of the Company, to buy shares of the Company at a price equal to the Market Price (as defined below) prevailing on the Board of Directors of the Company and as permitted by the policies of the Exchange (as defined below).

2. DEFINITIONS

In this Plan, the following terms shall have the following meanings:

(a) "Affiliate" means an affiliate within the meaning of the Business Corporations Act (Ontario).

(b) "Associate" means an associate as defined in the Securities Act.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "Change of Control" means the acquisition by any person or by two or more persons, acting jointly or in concert (within the meaning of the Securities Act) of the Company, which when added to all other voting securities of the Company at the time held by such person or by added to all other voting securities of the Company at the time held by such person or by such persons, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such persons, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

(e) "Consultant" means, in relation to the Company, an individual (or company wholly-owned by an individual) who:

(i) provides ongoing consulting services to the Company or an Affiliate of the Company under a written contract;

(ii) possesses technical, business or management expertise of value to the Company or an Affiliate of the Company;

(iii) spends a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(f) "Company" means GOLDEN HOPE MINES LIMITED and its successors.

(g) "Directors" means directors, senior officers and Management Company Employees of the Company or of the Company's subsidiaries to whom stock options can be granted in reliance on a prospectus exemption under applicable securities laws.

(h) "Discounted Market Price" of Shares means, if the Shares are listed on the Exchange, the Market Price less the maximum discount permitted under the policies of the Exchange applicable to Options.

(i) "Employee" means"

(i) an individual who is considered an employee of the Company or a subsidiary of the Company under the *Income Tax Act* (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) an individual who works full-time for the Company or a subsidiary of the Company providing services normally provided by an employee and who is subject to the same control and direction over the details and methods of work as an employee of the Company or a subsidiary of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or a subsidiary of the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or a subsidiary of the Company over the details and methods of work as an employee of the Company, or a subsidiary of the Company but for whom income tax deductions are not made at source.

(j) "Exchange" means the TSX Venture Exchange or, if applicable, The Toronto Stock Exchange or any other stock exchange on which the Shares are listed and posted for trading.

(k) "Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

(l) "Grant Date" means the date on which an Option is granted by the Board.

(m) "Insider" means:

(i) a director or senior officer of the Company;

(ii) a director or senior officer of a company that is an Insider or a subsidiary of the Company; or;

(iii) a person that beneficially owns or controls, directly or indirectly, voting shares of the Company carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company.

(n) "Investor Relations Activities" means investor relations activities as defined in the rules and policies of the Exchange.

(o) "Management Company Employee" means an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in Investor Relations Activities. "Management Company Employees" are included in the definition of "Directors".

(p) "Market Price" of Shares at any Grant Date means, the closing price per Share on the Exchange for the last day Shares were traded prior to the Grant Date, provided such price is fixed in accordance with and subject to the policies of the Exchange, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sales price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

(q) "Options" means an option to purchase Shares granted pursuant to this Plan.

(r) "Option Agreement" means an agreement, between the Company and an Optionee.

(s) "Optionee" means each of the Directors, Employees and Consultants granted an Option pursuant to this Plan and their heirs, executors and administrators and subject to the policies of the Exchange, an "Optionee" may also be a corporation wholly-owned by an individual eligible for an Option grant pursuant to this Plan.

(t) "Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

(u) "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

(v) "Person" means an individual, corporation, incorporated association or organization, corporate body, partnership, trust, association or other entity.

(w) "Plan" means this GOLDEN HOPE MINES LIMITED Stock Option Plan.

(x) "Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

(y) *"Securities Act"* means the Securities Act (Ontario), R.S.O. 1990, c.S.5, as amended, as at the date hereof.

(z) "Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

(aa) "Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3. GRANT OF OPTIONS

3.1 Option Terms

The Board may from time to time authorize the issue of Options to the Directors, Employees and Consultants of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2 Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan may not exceed 10% of the issued common shares of the Company. The aggregate number of Shares that may be reserved for issuance to any one individual under the Plan and under all of the Company's other previously established or proposed share compensation arrangements shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis at time of the grant in any twelve month period. The aggregate number of Shares that may be reserved for issuance to Consultants under the Plan and under all the Company's other previously established or proposed share compensation arrangements shall not exceed 2% of the total number is issued and outstanding Shares on a non-diluted basis at the time of the grant in any twelve month period. The aggregate number of Shares which may be reserved for issuance to persons employed in Investor Relations Activities under the Plan and under all of the Company's other previously established or proposed share compensation arrangements shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis at the time of the grant, unless the Exchange permits otherwise in any twelve month period.

"Outstanding Issues" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share reservation in question, excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3 Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4. EXERCISE OF OPTIONS

4.1 When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 pm local time on the Expiry Date and shall not be exercisable thereafter.

4.2 Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Shares. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3 Vesting of Option Shares

The Board, subject to the policies of the Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that:

(a) the TSX Venture Exchange will not normally accept plans which permit vesting over a period of less that 18 months or that vesting schedules which permit a majority of the shares to be released early in that vesting period rather than equally on a quarterly basis; and

(b) options issued to Consultants engaged in Investor Relations Activities must vest in stages over a period of 12 months with no more that ¼ of the Options vesting in any three month period;

and such policies are hereby adopted by the Board to remain in effect until amended or repealed.

4.4 Termination of Employment

If the Optionee ceases to be a Director, Employer or Consultant of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a) Death

(i) If the Optionee ceases to be a Director, Employer or Consultant of the Company or a subsidiary of the Company, due to his or her death or in the case of an Optionee that is a company, the death of the person who provides services to the Company or a subsidiary of the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of;

(ii) 365 days after the date of death; and

(iii) the Expiry Date;

(b) Termination for Cause

If the Optionee ceases to be a Director, Employer or Consultant of the Company or one one of the Company's subsidiaries as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee is employed or engaged, or in the case of an Optionee that is a corporation wholly owned by a individual who is a Director, Employee or Consultant and such individual ceases to be a Director, Employee or Consultant as a result of termination for cause as such term is interpreted in the courts of the jurisdiction in which such individual is employed or engaged, any outstanding Option held by such Optionee on the date such termination, whether in respect of Option Shares that are Vested or not, shall be canceled as of that date.

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or in the case of an Option granted to an Optionee which is a company wholly-owned by an individual, ceases to be a Director, Employee or Consultant, such individual ceases to be a Director, Employee or Consultant of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company or a subsidiary of the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or in the case of an Option granted to an Optionee which a corporation wholly-owned by an individual who is a Director, Employee or Consultant, such individual, ceases to be a Director, Employee or Consultant of the Company or a subsidiary of the Company.

For greater certainty, an Option that has not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this section 4.4 occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be canceled.

4.5 Effect of a Take-Over Bid

If a *bona fide* offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offer becoming a control person of the Company, within the meaning of subsection 1(1) (or more particularly, as described in paragraph (c) under the definition of "distribution") of the *Securities Act*, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares belonging to the class of shares subject to such Offer will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon the exercise, pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein, or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of subsection (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to section 4.3 shall be reinstated. If any Option shares are returned to the Company under this section 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6 Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare all Options granted under the Plan to be Vested, and declare the Expiry Date for the exercise of all unexercised Options granted under the Plan to be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

4.7 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or in the case of an Option granted to an Optionee which is a company wholly-owned by an individual who is a Director, Employee or Consultant, such individual, retire, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at the time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation or nor from any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.8 Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1 Share Reorganization

Whenever the Company issued Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subsidiaries all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lessor number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date; and

(ii) fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2 Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issued by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidence of indebtedness

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); and

(d) rights, options and warrants;

then to the extent such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Options Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3 Corporate Organization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b) a consolidation, arrangement, merger or amalgamation of the Company with or into another company resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Company Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option shares which the Optionee would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that the Option would have been entitled to received as a result of the Company Reorganization if, on the effective date thereof, the Optionee has been the holder of all Unissued Options Shares or if appropriate, as otherwise determined by the Board.

5.4 Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Company Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if such auditor declines to so act, any other form of chartered accountants in Canada that the Board may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5 Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares or other securities purchasable under the Plan pursuant to the operations of any one of sections 5.1, 5.2 or 5.3 is subject to any required approval of exchange and of any securities regulatory or other governmental authority having jurisdiction.

6. MISCELLANEOUS

6.1 Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary or other governmental authority having jurisdiction.

6.2 Necessary Approvals

This Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval may only by exercised upon the receipt of such approval. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to any required approval of the Exchange and any securities regulatory or other governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and an Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3 Administration of the Plan

The Board shall, without limitations, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4 Income Taxes

As a condition of and prior to participation in the Plan, any Optionee shall on request authorize the Company in writing to withhold from remuneration otherwise payable to such Optionee any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of the Optionee's participation in the Plan.

6.5 Amendments to the Plan

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company of the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee, and, that disinterested shareholder approval (within the meaning of the policies of the TSX Venture Exchange) will be obtained for any reduction in the exercise price if the Optionee is an Insider at the time of the proposed amendment.

6.6 Disinterested Shareholder Approval

The Company shall obtain disinterested shareholders approval (within the meaning of the policies of the TSX Venture Exchange) of Options if:

(a) the Plan, together with all of the Company's previously established proposed stock option grants, could result at any time in;

 (i) the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeds 10% of the outstanding Shares;

 (ii) the issuance to Insiders, within one year period, of a number of Shares exceeds 10% of the outstanding Shares; or

 (iii) the issuance to any one Optionee, within a one year period, of a number of Shares exceeds 5% of the outstanding Shares; or

(b) the Company is decreasing the exercise price of Option previously granted to Insiders.

6.7 Form of Notice

A notice given to the Company shall be writing, signed by the Optionee and delivered to the head business office of the Company.

6.8 No Representation or Warranty as to Value

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.9 Representation or Warranty as to Bona Fides

For Options granted to Employees, Consultants and Management Company Employees, the Company will represent to the Exchange that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or one of its subsidiaries.

6.10 Compliance with Applicable Law

If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.11 No Assignment

No Optionee may assign any of his or her rights under the Plan.

6.12 Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any right offering).

6.13 Governing Law

The Plan shall be governed by laws of the Province of Ontario.

6.14 Time of Essence

Time is of the essence of this Plan. No extension of time will be deemed to be or to operate as a waiver of the essentially of time.

6.15 Entire Agreement

This Plan sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE "C"

RESOLUTION OF SHAREHOLDERS OF GOLDEN HOPE MINES LIMITED

(The "Company")

Approval of the Company's Stock Option Plan

BE IT RESOLVED THAT:

1. subject to regulatory approval, the Company repeal the existing Stock Option Plan and enact a New Stock Option Plan (the "Plan") substantially upon the terms and conditions of the Plan attached to the Management Information Circular dated April 27, 2010; and

2. the directors and officers of the Company are hereby authorized to take all such steps and execute and deliver for and on behalf of the Company all such documents as they deem necessary or desireable to give effect to the foregoing, and to reserve and set aside sufficient common shares of the Company for the purposes of the Plan, and such directors and proper officers are hereby authorized to make such changes, additions and alterations thereto as such regulatory authorities may require.

SCHEDULE "D"

GOLDEN HOPE MINES LIMITED (THE "COMPANY")
AUDIT COMMITTEE CHARTER

MAY 12, 2005

1.0 Purpose of the Committee

1.1 The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0 Members of the Audit Committee

2.1 At least one Member must be "financially literate" as defined under Multilateral Instrument 52-110 (the "Instrument") having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2 The Audit Committee shall consist of no less than three directors.

2.3 A majority of the Members of the Audit Committee shall be "independent" as defined under the Instrument, while the Company is in the developmental stage of its businesses.

3.0 Relationship with External Auditors

3.1 The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2 The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3 The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4 The Audit Committee will have direct communications access at all times with the external auditors.

4.0 Non-Audit Services

4.1 The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services,

outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2 Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i) acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii) performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.0 Appointment of Auditors

5.1 The external auditors will be appointed each year by the shareholders of the Company at the annual meeting of the shareholders.

5.2 The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.0 Evaluation of Auditors

6.1 The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.0 Renumeration of the Auditors

7.1 The renumeration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each annual meeting of the shareholders.

7.2 The renumeration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accouting principles of Canada.

8.0 Termination of the Auditors

8.1 The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.0 Funding of Auditing and Consulting Services

9.1 Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.0 Role and Responsibilities of the Internal Auditor

10.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.0 Oversight of Internal Controls

11.1 The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitors, and that such internal controls are effective.

12.0 Continuous Disclosure Requirements

12.1 At this time, due to the Company's size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.0 Other Auditing Matters

13.1 The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2 The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.0 Annual Review

14.1 The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.0 Independent Advisers

15.1 The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

PROXY

For use at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** to be held on June 3, 2010.

The UNDERSIGNED SHAREHOLDER of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** hereby appoints Frank Candido, President, whom failing, Ronald Haller, Secretary, or instead of either of them, .., as nominee of the undersigned with full power of substitution, to attend, vote, act for the undersigned as if personally present at the ANNUAL AND SPECIAL MEETING of the SHAREHOLDERS of the COMMON SHARES of **GOLDEN HOPE MINES LIMITED** to be held on June 3, 2010 and any adjournment thereof, without limiting the general authorization and full power thereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or voted against or withheld from being voted as indicated below.

This proxy will be voted or voted against or withheld from being voted in accordance with the instructions specified. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO HEREIN. THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

1. For [] **or** Withhold from voting [] for the election of the nominees for directors identified in the information circular.
2. For [] **or** Withhold from voting [] for the appointment of HARRIS & PARTNERS, LLP, LICENSED PUBLIC ACCOUNTANTS, as auditors of Company and the authorization of the directors to fix their remuneration.
3. For [] **or** Against [] the approval of a resolution authorizing the Board of Directors of the Company to fix the number of directors from time to time as it considers appropriate.
4. For [] or Against [] the approval of a resolution repealing the existing Stock Option Plan enacted in 2003 and enacting the New Stock Option Plan in accordance with the policies of the TSX Venture Exchange for the directors, officers, employees and service providers of the Company.

The undersigned hereby revokes any proxies previously given.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed to the company.

DATED at , this day of , 2010.

(PRINT YOUR NAME AND ADDRESS)

(First Name and Surname)

(Number and Street)

(Apartment) (City)

(Province) (Postal Code)

SIGNATURE OF SHAREHOLDER

(Number of Shares)

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

SUPPLEMENTAL MAILING LIST

In accordance with National Instrument 54-102 andCommunication with Beneficial Owners of Securities of a Reporting Issuer (54-101), any registered shareholder may elect annually to have his or her name added to the issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you wish to be included in the company's supplemental mailing list and be entitled to receive interim financial statements, we ask that you complete the following and return it to the company at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6.

I HEREBY confirm that I am a shareholder of the Company, and as such, request that you add my name to your supplemental mailing list.

The supplementary list will be updated each year, and therefore, a Return Card will be required annually in order to receive interim financial statements.

(PLEASE PRINT YOUR NAME AND ADDRESS)

(First Name and Surname)

(Number and Street)

(Apartment) (City)

(Province) (Postal Code)

Meeting Date: June 3, 2010 **Signed:**________________________
(Signature of Shareholder)